

May 4, 2012

Via E-mail
Mr. Terry E. Swift
Chairman and Chief Executive Officer
Swift Energy Company
16825 Northchase Drive, Suite 400
Houston, Texas 77060

>   **Re: Swift Energy Company**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 29, 2012**
>   **File No. 1-08754**

Dear Mr. Swift:

        We have reviewed your filing and have the following comment.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to our comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A Filed on March 29, 2012

1.   We note the following description of your advisory say-on-pay vote on your proxy card: "To conduct a non-binding advisory vote on the compensation of Swift Energy's named executive officers as presented in the proxy statement." This description appears to be inconsistent with Exchange Act Rule 14a-21 insofar as shareholders could interpret it as asking them to vote on whether or not the company should hold an advisory vote on executive compensation, rather than asking shareholders to actually approve, on an advisory basis, the compensation paid to the company's named executive officers. For guidance, see Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations. In future filings, please ensure that your advisory vote description is consistent with Rule 14a-21's requirement for shareholders to be given an advisory vote to approve the compensation paid to your named executive officers, as disclosed pursuant to Item 402 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317, Laura Nicholson (Staff Attorney) at (202) 551-3584, or me at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director